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09058389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8-27061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.H. Haynes & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 Fifth Avenue, 5th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda Haynes-Dale (212) 826-2909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SM

OATH OR AFFIRMATION

I Amanda Haynes-Dale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.H. Haynes & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTIN SEARS
Notary Public, State of New York
No. 01SE6179950
Qualified in New York County
Term Expires January 7, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. H. HAYNES & CO., INC.

711 FIFTH AVENUE
NEW YORK, N.Y. 10022
(212) 826-2909 / TEL
(212) 826-2419 / FAX

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

A.H. Haynes & Co., Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	23,211
Deposit with clearing organization (consisting of securities with a market value of $136,375)		136,375
Receivable from broker-dealers		442
Investment in partnership		145,509
Advances to stockholder		1,268,763
Furniture and fixtures (net of accumulated depreciation of $9,897)		29,614
Other assets		116,352
Total assets	**$**	**1,720,266**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilites	$	69,005
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		10,000
Retained earnings		1,641,261
Total stockholder's equity		1,651,261
Total liabilities and stockholder's equity	**$**	**1,720,266**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

A.H. Haynes & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker principally under a clearance agreement with another broker-dealer (clearing broker), who assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located throughout the United States.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment in Partnership

The Company invests in an investment partnership ("IP") and carries its investment at fair value using the underlying value of the net assets of the IP in accordance with FASB Statement No. 157.

Furniture and Fixtures

Furniture and fixtures is stated at cost less accumulated depreciation. Depreciation of furniture and fixtures is computed using both the straight line and accelerated methods over the estimated useful lives of the related assets, ranging from 5 to 7 years.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, pays New York State income tax at the minimum rate. The stockholder is required to report separately her distributive share of the Company's income or loss to federal and state tax authorities. New York City, however, does not recognize S Corporation status, and therefore, the Company is taxed at regular corporation tax rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

3. Clearance Agreement

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities at a level acceptable to the clearing broker.

4. Commitments

In June 2007, the Company entered into a sub-lease agreement for new office space at a monthly rate of $6,400 (subsequently reduced to $5,500 as of September 1, 2008) plus its pro-rata share of escalation costs. The sub-lease agreement expires in June 2009. In addition, the Company sublet a portion of its premises on a month-to-month basis, at a monthly rate of $1,025 through August 2008.

Future minimum annual rental payments are as follows:

Year ending December 31,	Amount
2009	$ 33,000

5. Related Party

The Company received $668,008 in management fees during the year ended December 31, 2008 from transactions with companies affiliated through common ownership.

Advances outstanding at December 31, 2008 to the Company's sole stockholder, amount to approximately $1,269,000, are non-interest bearing and due on demand.

6. Employee Retirement Plans

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees who have attained age 21, and provides for participants to defer salary amounts up to statutory limitations. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant. The Company did not make a matching contribution for the year ended December 31, 2008.

The Company also sponsors a defined contribution profit sharing plan covering all of the Company's full-time employees who have attained age 21. The contribution, which is at management's discretion, is determined annually.

The contribution to the plan for the year ended December 31, 2008 was approximately $50,000.

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $5,000 or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital of $55,943 which was $50,943 in excess of its required net capital of $5,000. Aggregate indebtedness at December 31, 2008 was $69,005. The ratio of aggregate indebtedness to net capital was 1.23 to 1.

8. Fair Value of Financial Instruments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term to maturity of these instruments.

The Company adopted SFAS No. 157 as of January 1, 2008 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and expands disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category include listed equities. As required by SFAS 157, the Company does not adjust the quoted price for these investments.

Level 2 Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies. The Company did not hold any Level 2 investments during 2008.

Level 3 Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include investments in an investment partnership which is in an inactive market and valued utilizing risk assumptions based on unobservable inputs.

The following table summarizes the valuation of the Company's investments by SFAS No. 157 fair value hierarchy as described above as of December 31, 2008.

Description	Classification	Total	Level 1	Level 3
Securities held on deposit with clearing broker	Asset	$136,375	$136,375	
Investment in partnership	Asset	145,509		$145,509
Totals		$ 281,884	$136,375	$145,509

9. Off-Balance-Sheet Credit Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker (J.P. Morgan Clearing Corp.), and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its contractual obligations.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank (J.P.Morgan Private Bank) and clearing broker. The accounts at its bank and clearing broker contain cash and cash and securities (clearing broker). Balances at its bank are insured by the Federal Deposit Insurance Corporation up to $250,000. Balances at its clearing broker are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
A.H. Haynes & Co., Inc.

We have audited the accompanying statement of financial condition of A. H. Haynes & Co., Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of A. H. Haynes & Co., Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser, LLP

Lake Success, NY
February 24, 2009